SECURI 14041605 ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26818

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/13 (MM/DD/YY) AND ENDING 07/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BTS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 BEDFORD STREET, SUITE 340
(No. and Street)

LEXINGTON (City) MA (State) 02420 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MATTHEW PASTS (781) 863-2545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17 (Address) LONDONDERRY (City) NH (State) 03053 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MATTHEW PASTS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BTS SECURITIES CORPORATION, as of JULY 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER MARTINS
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
April 20, 2018

Jennifer Martins
Notary Public

Matt Pasts
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BTS SECURITIES CORPORATION

FINANCIAL STATEMENTS

JULY 31, 2014

BRACE & ASSOCIATES, PLLC
Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL (603) 889-4243
FAX (603) 882-7371

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of BTS Securities Corporation

We have audited the accompanying financial statements of BTS Securities Corporation (a Massachusetts corporation), which comprise the statement of financial condition as of July 31, 2014, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. BTS Securities Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of BTS Securities Corporation as of July 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of BTS Securities Corporation's financial statements. The supplemental information is the responsibility of BTS Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Londonderry, NH
September 23, 2014

BTS SECURITIES CORP
BALANCE SHEET
07/31/14

ASSETS	**2014**
CURRENT ASSETS	
CASH	351,081
MARKETABLE SECURITIES	2,692
COMMISSIONS RECEIVABLE	2,326
TOTAL CURRENT ASSETS	**356,099**
NONMARKETABLE SECURITIES	12,657
PREPAID EXPENSE	26,675
SUBTOTAL	**39,332**
TOTAL ASSETS	**395,431**
LIABILITIES AND STOCKHOLDERS EQUITY	
CURRENT LIABILITIES:	
COMMISSIONS PAYABLE	492
ACCRUED LIABILITIES	5,000
TOTAL CURRENT LIABILITIES	**5,492**
STOCKHOLDER'S EQUITY:	
CAPITAL STOCK, NO PAR VALUE; 100 SHARES AUTHORIZED, ISSUED AND OUTSTANDING	14,435
ADDITIONAL PAID IN CAPITAL	79,920
RETAINED EARNINGS	293,467
CURRENT YEAR INCOME(LOSS)	2,117
TOTAL STOCKHOLDERS EQUITY	389,939
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	**395,431**

BTS SECURITIES CORP

STATEMENT OF EARNINGS

FOR THE YEAR ENDED July 31, 2014

	FY 2014
COMMISSION INCOME	$ (317,250)
MARKET SEC DIV INCOME	(162)
SIGNATURE GUARANTEE INCOME	(42,900)
NON-MARKETABLE SEC. UNREALIZED GAIN(LOSS)	(2,937)
INTEREST INCOME	-
OTHER INCOME	-
REALIZD GAIN	-
GROSS INCOME	$ (363,249)
COMMISSION EXPENSES	$ 231,705
DIVIDEND EXPENSE	-
FEES/LICENSE	34,081
INSURANCE	13,074
SIGNATURE GUARANTEE	-
LEGAL FEES	2,724
EDUCATION AND TRAINING	940
ACCOUNTING AND AUDIT	18,004
OFFICE EXPENSES	549
SUBSCRIPTION & ADVISORY FEES	495
BANK CHARGES	-
STATE TAXES EXPENSE	953
INTEREST EXPENSE	-
MARKETABLE SECURITIES EXPENSE	-
TELEPHONE EXPENSE	1,081
TRAVEL	892
RENT	14,039
DIRECTORS FEES	40,000
COMMISSIONS & FEES	-
MANAGEMENT FEE	-
OTHER EXPENSE	2,595
ADMINISTRATIVE COSTS	-
CURRENT TAX BENEFIT	-
TOTAL OPERATING EXPENSE	$ 361,132
INCOME BEFORE INCOME TAX	$ 2,117
CURRENT TAX BENEFIT	-
NET INCOME	$ 2,117

BTS SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JULY 31, 2014

	Capital Stock				
	Shares Issued	Common Stock	APIC	Retained Earnings	Total
Balance at Beginning of Year	100	$ 14,435	$ 79,920	$ 293,467	$ 387,822
Net income (loss)				$2,117	2,117
Balance at End of Year	100	$ 14,435	$ 79,920	$ 295,584	$ 389,939

BTS SECURITIES CORP
CASH FLOW STATEMENT
FOR THE YEAR ENDED JULY 31ST, 2014

Net Income (loss)		$2,117
Adjustment		
Cash flow from operating activities		
Increase in unrealized gain	-$2,937	
Decrease in Accounts Receivable	$4	
Increase in prepaid	-$9,289	
Decrease in Accounts Payable	-$1,139	
	-$13,361	-$13,361
Net Cash provided by Operating Activities		-$11,244
Cash flow from investing activities		
None		$0
Cash flow from financing activities		
None		$0
Net Increase/decrease in cash		-$11,244
Cash at the beginning of the year		$362,325
Cash at the end of the year		$351,081
Cash paid during the year for :		
Interest payment		0
Income Tax payment		953

BTS SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

JULY 31, 2014

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

BTS Securities Corporation (BTSSC), a registered broker-dealer, was established to provide brokerage services with respect to purchases and sales in mutual funds and variable annuities. It was incorporated in Massachusetts on January 21, 1981 and provides its services at its Lexington, MA office.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recognition of Revenue

Revenue is recorded during the period in which services are performed.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Amounts receivable and payable for securities transactions have not reached their contractual settlement date are recorded net on the statement of financial condition.

Not Readily Marketable Securities

Securities not readily marketable are valued at fair value as determined by management. These securities include investment securities (a) for which there is no market on securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At July 31, 2014, these securities at estimated fair values consist of the equities valued at $12,657.

Management's Review for Subsequent Events

Management had evaluated subsequent events through September 23, 2014, the date which the financial statements were available to be issued.

NOTE 2 – NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $350,606 at July 31, 2014, this exceeded required net capital of $5,000 by $345,606. The ratio of aggregate indebtedness to net capital at July 31, 2014 was 1.59%

NOTE 3 – INCOME TAXES

The Company and its shareholders elected to be subject to the S corporation provisions of the Internal Revenue Code. Accordingly, all income or losses and applicable tax credits are reported on the stockholders' individual income tax returns. Massachusetts levies a minimum entity tax on Subchapter S corporations which is reflected in the current period expenses. The company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2010.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at July 31, 2014 for which ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expense. No such interest or penalties were recognized during the period presented. The Company had no accruals for interest and penalties at July 31 2014.

Note 4- RELATED PARTY TRANSACTIONS

During the year ended July 31, 2014, BTSSC provided signature guarantees to BTS Asset Management (a sister company), for which it charged $42,900. No amount was due to or from this related party at July 31, 2014.

BTS Asset Management leases the office facility that the Company uses for its operations. In accordance with the expense sharing agreement between the Company and BTS Asset Management, the Company is charged monthly fees for the office supplies, telephone, professional fees and rent. The allocation is calculated each year according to the Company's usage from the prior year. During the year ended July 31, 2014 the Company reimbursed BTS Asset Management $549 for office supplies, $1,081 for telephone charges, $9,789 for professional fees and $14,039 for rent expenses. No amount was due to this related party at July 31, 2014.

NOTE 5 – CONCENTRATION OF CREDIT RISK

The Company has cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation (FDIC). The excess amount was $101,081 at July 31, 2014.

BTS SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED JULY 31, 2014

BTS SECURITIES CORP.

SCHEDULE I

NET CAPITAL COMPUTATION

07/31/14

TOTAL ASSETS	$	395,430
TOTAL LIABILITIES		5,492
NET WORTH		389,938
NONALLOWABLE ASSETS:		
COMMISSION RECEIVABLE		-
NONMARKETABLE SECURITIES		12,657
PREPAID EXPENSE		26,675
TOTAL NONALLOWABLE ASSETS		39,332
NET CAPITAL	$	350,606
(HAIRCUT)		-
NET CAPITAL AFTER HAIRCUT		350,606
NET CAPITAL REQUIRED BASED AGGREGATE INDEBTEDNESS		366
MINIMUM NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL	$	345,606
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.57%

There were no material differences between the audited and unaudited computation of net capital.

SCHEDULE II

BTS SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JULY 31, 2014

BTS Securities Corporation is exempt from the reserve requirements of Rule 15c3-3 because BTSSC does not hold funds or securities for, or owe money or securities to, customers. BTSSC does not carry security accounts for customers or perform custodial functions relating to customer securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable. In the opinion of management, BTSSC was in compliance with the exemptive provision of Rule 15c3-3 throughout the year ended July 31, 2014.

BTS SECURITIES CORPORATION

SUPPLEMENTARY REPORT

JULY 31, 2014

BRACE & ASSOCIATES, PLLC
Certified Public Accountant
PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of BTS Securities Corporation

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) BTS Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which BTS Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) BTS Securities Corporation stated that BTS Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. BTS Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BTS Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

September 23, 2014

On behalf of BTS Securities Corporation, I, as Chief Compliance Officer, attest to the following as required by the SEC in conjunction with our annual audit report for the period ending July 31, 2014.

- BTS Securities Corporation claims an exemption from SEC Rule 15c3-3 under the k(1) provision
- BTS Securities Corporation did not hold any customer funds or securities at any time during the year.
- BTS Securities Corporation met the identified exemption provisions throughout the reporting period of August 1, 2013 through July 31, 2014.

Gary Shilman

Chief Compliance Officer

BTS Securities Corporation